*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| |
|---|
| **Name of entity: ALLIED GOLD LIMITED** |
| **ACN: 104 855 067** |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | Richard Johnson |
| **Date of last notice** | 29 April 2008 |
| **Date that director ceased to be director** | 3 October 2008 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 55,000 Fully Paid Ordinary Shares<br><br>1,000,000 Unlisted Options Exercisable at $0.80 expiring on 31 December 2010<br>1,000,000 Unlisted Options Exercisable at $1.00 expiring on 31 December 2010<br>1,000,000 Unlisted Options Exercisable at $1.25 expiring on 31 December 2010<br>1,000,000 Unlisted Options Exercisable at $1.50 expiring on 31 December 2010<br>1,000,000 Unlisted Options Exercisable at $2.00 expiring on 31 December 2010 |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| **Nil** | Nil |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **No. and class of securities to which interest relates** | N/A |

+ See chapter 19 for defined terms.